February 4, 2022

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re: Society Pass Incorporated

Registration Statement on Form S-1
File No. 333-262177

VIA EDGAR

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 3, 2022, in which we, Maxim Group LLC, as representative of the underwriters, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Monday, February 7, 2022, at 9:00 a.m. Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

MAXIM GROUP LLC

By: /s/ Clifford A. Teller

Name: Clifford A. Teller

Title: Executive Managing Director

Head of Investment Banking